SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Wells Fargo Multi-Sector Income Fund
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

94987D101
(CUSIP Number)

Saba Capital Management, L.P. 405 Lexington Avenue 58th Floor New York, NY 10174 Attention: Michael D’Angelo (212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. []

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94987D101	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,095,256
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,095,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,095,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.51%[1]
14	TYPE OF REPORTING PERSON PN; IA

____________________________

1 The percentages used in this Schedule 13D are calculated based upon 42,018,309 Shares outstanding as of April 30, 2016 as reported in the Issuer's Semi-Annual Report to Shareholders on Form N-CSRS filed on July 5, 2016.

CUSIP No. 94987D101	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,095,256
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,095,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,095,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.51%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used in this Schedule 13D are calculated based upon 42,018,309 Shares outstanding as of April 30, 2016 as reported in the Issuer’s Semi-Annual Report to Shareholders on Form N-CSRS filed on July 5, 2016.

CUSIP No. 94987D101	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D filed on April 25, 2016 (the “Original Schedule 13D”, and as amended hereby, the “Schedule 13D”) with respect to the common stock, no par value (the “Shares”), of Wells Fargo Multi-Sector Income Fund (the “Issuer”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.  This Amendment No. 1 amends Item 4, 5 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have engaged, and may continue to engage, in discussions with management and the Board of Directors of the Issuer regarding the long-term performance of the Issuer and the trading of the Shares at a discount to the Issuer’s net asset value.

On September 30, 2016, Saba Capital submitted to the Issuer a proposal pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934. The proposal requests that the Board of Trustees of the Fund take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis starting at the next annual meeting of shareholders.  Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees. The foregoing description of the proposal is qualified in its entirety by the full text of the proposal, a copy of which is attached as Exhibit 2 hereto and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 42,018,309 Shares outstanding as of April 30, 2016 as reported in the Issuer’s Semi-Annual Report to Shareholders on Form N-CSRS filed on July 5, 2016.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares effected by Saba Capital during the past sixty days, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

CUSIP No. 94987D101	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2:	Proposal, dated September 30, 2016, from Saba Capital to the Issuer.

CUSIP No. 94987D101	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 4, 2016

SABA CAPITAL Management, L.P. /s/ Michael D’Angelo
Name: Michael D’Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 94987D101	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by Saba Capital during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price ($)*
8/8/2016	37,341	12.90
8/9/2016	33,226	12.90
8/10/2016	22,703	12.93
8/10/2016	4,197	12.94
8/11/2016	32,691	13.01
8/12/2016	13,400	13.04

*       Excluding commissions.